Exhibit 99.1

Waterdrop Inc. Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results and Declares a Cash Dividend

BEIJING, March 25, 2026 - Waterdrop Inc. ("Waterdrop", the "Company" or "we") (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the three and twelve months ended December 31, 2025 and a cash dividend.

Financial and Operational Highlights for the Fourth Quarter of 2025

•	Accelerated Profit Expansion: In the fourth quarter of 2025, operating profit was RMB83.9 million (US$12.0 million), marking a strong year-over-year increase of 58.4%. Net profit attributable to our ordinary shareholders reached RMB162.1 million (US$23.2 million), representing a solid year-over-year increase of 62.7%.

•	Substantial Core Revenue Growth: Net operating revenue for the fourth quarter escalated to RMB1,411.2 million (US$201.8 million), representing a 105.5% year-over-year increase. Insurance-related income for the quarter reached RMB1,310.4 million (US$187.4 million), up by 125.0% from the same period of 2024.

•	Reinforced Medical Crowdfunding Coverage: As of December 31, 2025, around 490 million people cumulatively donated an aggregate of RMB72.3 billion to 3.68 million patients through Waterdrop Medical Crowdfunding.

•	Strong Performance in Patient Enrollment: As of December 31, 2025, the Company had cumulatively enrolled 14,555 patients into 1,611 clinical trial programs through the E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, "2025 marked a year of renewed acceleration for Waterdrop, driven by the strategic integration of AI into our core operational infrastructure. This technological alignment has materially enhanced our operational efficiency and reinforced our competitive positioning.

In our insurance business, we achieved a 125.0% year-over-year surge in insurance-related income this quarter, driven by AI models that efficiently handle high-concurrency traffic and refine targeting as more data becomes available. To support this growth, we simultaneously expanded AI deployment across key insurance operations, enhancing efficiency and scalability. Premiums facilitated by 'AI Medical Insurance Expert' increased 145% on a quarter-over-quarter basis. 'AI Customer Service Agent' independently handled over 1.4 million customer inquiries within a single month. The rollout of 'AI Service Quality Copilot' drove per-capita inspection efficiency to 2.75 times that of the manual-only baseline. 'Waterdrop Sea.AI', our proprietary low-code AI application platform, completed the launch of its core modules and was used to deploy 'Xiao Bao AI Planner', an AI-powered insurance planner purpose-built for long-term protection products to enhance user response efficiency and advisor-matching precision.

Concurrently, we comprehensively upgraded the risk control system for Waterdrop Medical Crowdfunding. By deploying automated dynamic data masking to replace manual redaction, thereby mitigating the risk of data theft and accelerating reviews. Furthermore, we introduced a receipt verification model that integrates a Medical Knowledge Graph with credential validation. This model cross-references clinical logic, pharmacy qualifications, and other data to precisely root out fabricated receipts and effectively prevent fund misappropriation.

In our digital clinical trial business, we secured a national invention patent for China's first intelligent drug-patient matching technology. Capable of deeply interpreting complex medical records and trial protocols, our system enables high-precision, automated matching between patients and clinical trials. During the quarter, we collaborated with 224 pharmaceutical companies and contract research organizations. Patient enrollment for this quarter reached 1,273, driving a 39.9% year-over-year revenue increase.

As we approach our tenth anniversary in 2026, we remain steadfast in our commitment to consistent shareholder returns. By the end of February 2026, the Company had cumulatively repurchased approximately 60.7 million ADSs from the open market, for approximately US$118.1 million. We are also pleased to announce that, with the board approval, the Company will soon start another cash dividend of approximately US$10.8 million.

Looking ahead, the burgeoning AI landscape unlocks vast new possibilities for industry innovation. Waterdrop is poised to harness its technological advantages to further accelerate scale, fortify its competitive moat, and deliver sustainable long-term value to all stakeholders."

Financial Results for the Fourth Quarter of 2025

Operating revenue, net

Net operating revenue for the fourth quarter of 2025 reached RMB1,411.2 million (US$201.8 million), which represents a significant increase of 105.5% year-over-year from RMB686.8 million for the same period of 2024. On a quarter-over-quarter basis, net operating revenue grew by 44.8%.

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including analytics and intelligent recommendation service, risk assessment technical service, customer relationship maintenance, customer complaint management, claim assistance and investigation service, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. We leverage multi-dimensional consumer insights to deliver analytics and intelligent recommendation services, enabling policyholders to be matched with more suitable products and improving sales efficiency. We provide risk assessment services through the analysis of potential insureds' information, providing risk assessment results that help insurers refine their risk analysis capabilities. Consideration for each of these services is primarily based on standard unit prices and service volumes rendered during the period. Our insurance-related income amounted to RMB1,310.4 million (US$187.4 million) in the fourth quarter of 2025, representing an increase of 125.0% year-over-year from RMB582.4 million for the fourth quarter of 2024, which was mainly due to the increase in technical service income. Our technical service income amounted to RMB639.6 million (US$91.5 million) in the fourth quarter of 2025, comparing with RMB1.8 million for the same quarter of 2024. On a quarter-over-quarter basis, insurance-related income increased by 50.7%, also driven by the increase in technical service income.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the "medical crowdfunding services"). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the fourth quarter of 2025, we generated RMB61.4 million (US$8.8 million) in service fees, representing a decrease of 5.7% from RMB65.1 for the fourth quarter of 2024. On a quarter-over-quarter basis, crowdfunding service fees decreased by 6.4%.

•	Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the fourth quarter of 2025, our digital clinical trial solution income amounted to RMB35.7 million (US$5.1 million), representing an increase of 39.9% from RMB25.5 million in the same period of 2024. On a quarter-over-quarter basis, digital clinical trial solution income increased by 12.1%.

Operating costs and expenses

Operating costs and expenses increased by 109.4% year-over-year to RMB1,327.4 million (US$189.8 million) for the fourth quarter of 2025. On a quarter-over-quarter basis, operating costs and expenses increased by 54.2%.

•	Operating costs increased by 109.2% year-over-year to RMB677.3 million (US$96.9 million) for the fourth quarter of 2025, as compared with RMB323.8 million for the fourth quarter of 2024, which was primarily driven by (i) an increase of RMB283.9 million in costs of referral and service fees, (ii) an increase of RMB26.8 million in the costs for short message service (SMS) costs for new user onboarding and authentication processes; (iii)an increase of RMB11.5 million in personnel costs, and (iv) an increase of RMB11.0 million in the costs for the crowdfunding consultants team. On a quarter-over-quarter basis, operating costs increased by 42.6% from RMB475.1 million, primarily due to (i) an increase of RMB205.3 million in costs of referral and service fees and (ii) an increase of RMB14.1 million in the costs for SMS, partially offset by (iii) a decrease of RMB15.2 million in personnel costs.

•	Sales and marketing expenses increased by 178.4% year-over-year to RMB506.8 million (US$72.5 million) for the fourth quarter of 2025, as compared with RMB182.0 million for the same quarter of 2024. The increase was primarily due to an increase of RMB324.5 million in marketing expenses for third-party traffic channels. On a quarter-over-quarter basis, sales and marketing expenses increased by 108.6% from RMB243.0 million, primarily due to an increase of RMB257.4 million in marketing expenses for third-party traffic channels.

•	General and administrative expenses increased by 4.6% year-over-year to RMB77.1 million (US$11.0 million) for the fourth quarter of 2025, as compared with RMB73.7 million for the same quarter of 2024. The year-over-year variance was due to (i) an increase of RMB6.7 million in allowance for credit losses and (ii) an increase of RMB5.2 million in professional service fees, partially offset by (iii) a decrease of RMB6.5 million in personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, general and administrative expenses decreased by 9.0% from RMB84.7 million, due to (i) a decrease of RMB15.9 million in allowance for credit losses, which was partially offset by (ii)an increase of RMB5.6 million in professional service fee, and(iii) an increase of RMB3.7 million in personnel costs and share-based compensation expenses.

•	Research and development expenses increased by 21.9% year-over-year to RMB66.2 million (US$9.5 million) for the fourth quarter of 2025, as compared with RMB54.3 million for the same period of 2024, which was primarily driven by (i) an increase of RMB6.4 million in personnel costs and share-based compensation expenses, and (ii) an increase of RMB5.8 million in cloud server fees and other IT support expenses. On a quarter-over-quarter basis, research and development expenses increased by 13.4% from RMB58.3 million. The increase was primarily due to (i) an increase of RMB3.9 million in personnel costs and share-based compensation expenses, and (ii) an increase of RMB3.7 million in cloud server fees and other IT support expenses.

Operating profit for the fourth quarter of 2025 was RMB83.9 million (US$12.0 million), as compared with RMB53.0 million for the fourth quarter of 2024 and RMB113.8 million for the third quarter of 2025.

Interest income for the fourth quarter of 2025 was RMB34.8 million (US$5.0 million), as compared with RMB35.8 million for the fourth quarter of 2024 and RMB37.5 million for the third quarter of 2025.

Income tax benefit for the fourth quarter of 2025 was RMB41.7 million (US$6.0 million), as compared with income tax expense of RMB1.9 million for the fourth quarter of 2024 and income tax expense of RMB9.6 million for the third quarter of 2025.

Net profit attributable to the Company's ordinary shareholders for the fourth quarter of 2025 was RMB162.1 million (US$23.2 million), as compared with RMB99.6 million for the same period of 2024, and RMB158.5 million for the third quarter of 2025.

Adjusted net profit attributable to the Company's ordinary shareholders (non-GAAP1) for the fourth quarter of 2025 was RMB170.2 million (US$24.3 million), as compared with RMB107.1 million for the same period of 2024 and RMB167.7 million for the third quarter of 2025.

1	See the sections entitled "Non-GAAP Financial Measure" and "Reconciliations of GAAP and Non-GAAP Results" for more information about the non-GAAP measures referred to in this announcement.

Financial Results for the Fiscal Year of 2025

Net operating revenue for the year of 2025 increased by 43.5% year-over-year to RMB3,977.8 million (US$568.8 million) from RMB2,771.8 million for the year of 2024, which was primarily due to the increase of insurance related income.

•	Our insurance-related income amounted to RMB3,576.6 million (US$511.4 million) in 2025, representing an increase of 51.3% year-over-year from RMB2,363.8 million for the year of 2024, which was mainly due to the increase in technical service income.

•	Our crowdfunding service fees amounted to RMB261.6 million (US$37.4 million) in 2025, representing a slight decrease of 2.2% year-over-year from RMB267.7 million for the year of 2024.

•	Our digital clinical trial solution income amounted to RMB118.3 million (US$16.9 million) in 2025, representing an increase of 29.9% year-over-year from RMB91.1 million for the year of 2024.

Operating costs and expenses

Operating costs and expenses increased by 39.1% year-over-year to RMB3,606.9 million (US$515.8 million) for the year of 2025, mainly due to the business expansion.

Operating costs increased by 47.8% year-over-year to RMB1,943.2 million (US$277.9 million) for the year of 2025, compared with RMB1,314.7 million for the year of 2024, which was primarily driven by (i) an increase of RMB461.7 million in costs of referral and service fees, (ii) an increase of RMB52.6 million in personnel costs, (iii) an increase of RMB42.2 million in SMS cost; (iv) an increase of RMB39.7 million in the costs for crowdfunding consultants team, and (v) an increase of RMB12.2 million in the costs for digital clinical trial solution consultants team.

Sales and marketing expenses increased by 61.3% year-over-year to RMB1,120.9 million (US$160.3 million) for the year of 2025, compared with RMB694.8 million for the year of 2024. The increase was primarily due to (i) an increase of RMB452.3 million in marketing expenses to third-party traffic channel, partially offset by (ii) a decrease of RMB11.4 million in sales and marketing personnel costs and share-based compensation expenses, and (iii) a decrease of RMB8.9 million in outsourced sales and marketing service fees to third parties.

General and administrative expenses decreased by 15.6% year-over-year to RMB310.1 million (US$44.3 million) for the year of 2024, compared with RMB367.7 million for the year of 2024. The year-over-year variance was due to (i) a decrease of RMB23.2 million in general and administrative personnel costs and share-based compensation expenses, (ii) a decrease of RMB9.5 million in the professional service fee, (iii) a RMB20.6 million impairment of intangible assets related to Shenlanbao recorded in the year of 2024, with no corresponding item in the year of 2025, and (iv) a decrease of RMB1.9 million in allowance for credit losses.

Research and development expenses increased by 7.5% year-over-year to RMB232.7 million (US$33.3 million) for the year of 2025, compared with RMB216.5 million for the year of 2024. The increase was primarily due to (i) an increase of RMB9.0 million in cloud server fees and other IT support expenses and (ii) an increase of RMB8.3 million in research and development personnel costs and share-based compensation expenses.

Operating profit for the year of 2025 was RMB370.9 million (US$53.0 million), compared with RMB178.2 million for the year of 2024.

Interest income for the year of 2025 was RMB135.7 million (US$19.4 million), compared with RMB149.1 million for the year of 2024.

Income tax benefit for the year of 2025 was RMB21.6 million (US$3.1 million), compared with income tax expense of RMB9.7 million for the year of 2024.

Net profit attributable to the Company's ordinary shareholders for the year of 2025 was RMB568.9 million (US$81.4 million), compared to RMB367.5 million for the year of 2024.

Adjusted net profit attributable to the Company's ordinary shareholders (non-GAAP1) for the year 2025 was RMB619.6 million (US$88.6 million), compared to RMB440.2 million for the year of 2024.

Cash position2

As of December 31, 2025, cash position of the Company was RMB3,249.0 million (US$464.6 million), as compared with RMB3,670.3 million as of December 31, 2024.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022, September 2023, September 2024, and September 2025, respectively, we had cumulatively repurchased approximately 60.7 million ADSs from the open market with cash for a total consideration of approximately US$118.1 million as of February 28, 2026.

Cash Dividend

The Board has approved a cash dividend of US$0.03 per ADS or US$0.003 per ordinary share to shareholders of record as of the close of business on April 24, 2026. The aggregate amount of the dividend is expected to be approximately US$10.8 million. The payment date is expected to be on or around May 13, 2026, for holders of ordinary shares and on or around May 20, 2026, for holders of ADSs.

Supplemental Information

We organize and report our business in the following operating segments:

•	Insurance, which mainly includes insurance brokerage service and technical service;
•	Crowdfunding, which mainly includes crowdfunding service; and
•	Others, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated.

The table below sets forth the segment operating results, with three-month and twelve-month ended December 31, 2025.

1	See the sections entitled "Non-GAAP Financial Measure" and "Reconciliations of GAAP and Non-GAAP Results" for more information about the non-GAAP measures referred to in this announcement.

2	Cash position includes cash and cash equivalents, short-term investments, and long-term debt investments included in long-term investments.

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(All amounts in thousands)
Operating revenue, net
Insurance	582,442	869,660	1,310,357	187,379	2,363,777	3,576,566	511,442
Crowdfunding	65,138	65,657	61,429	8,784	267,650	261,636	37,413
Others	39,244	39,543	39,462	5,643	140,394	139,559	19,957
Total consolidated operating revenue, net	686,824	974,860	1,411,248	201,806	2,771,821	3,977,761	568,812
Operating costs and expenses
Insurance	(479,856)	(693,216)	(1,164,229)	(166,483)	(1,886,572)	(2,931,662)	(419,222)
Crowdfunding	(87,147)	(98,771)	(96,722)	(13,831)	(362,734)	(392,311)	(56,100)
Others	(45,177)	(60,291)	(58,252)	(8,329)	(236,925)	(231,163)	(33,056)
Operating profit/(loss)
Insurance	102,586	176,444	146,128	20,896	477,205	644,904	92,220
Crowdfunding	(22,009)	(33,114)	(35,293)	(5,047)	(95,084)	(130,675)	(18,687)
Others	(5,933)	(20,748)	(18,790)	(2,686)	(96,531)	(91,604)	(13,099)
Total segment operating profit	74,644	122,582	92,045	13,163	285,590	422,625	60,434
Unallocated items*	(21,684)	(8,817)	(8,181)	(1,170)	(107,432)	(51,767)	(7,402)
Total consolidated operating profit	52,960	113,765	83,864	11,993	178,158	370,858	53,032
Total other income	40,443	54,331	36,538	5,225	182,432	172,591	24,679
Consolidated profit before income tax	93,403	168,096	120,402	17,218	360,590	543,449	77,711

*	The share-based compensation represents unallocated items in the segment information because our management does not consider this as part of the segment operating performance measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company's operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders, foreign currency exchange gain or losses, impact of terminating the mutual aid plan, impairment of intangible assets acquired from business combination and related tax effects on non-GAAP adjustments.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company's operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company's historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on the non-GAAP financial measure, please see the table captioned "Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop's mission, goals and strategies; Waterdrop's future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop's expectations regarding demand for and market acceptance of our products and services; Waterdrop's expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop's filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop's management team will hold a conference call on March 25, 2026 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	1613336
English Interpretation Line (Listen-only Mode) Entry Number:	0047529

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through April 1, 2026 by dialing the following numbers:

United States Toll Free:	1-855-669-9658
International:	1-412-317-0088
Chinese Line Access Code:	2333750
English Interpretation Line Access Code:	7366741

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	986,323	483,003	69,069
Restricted cash	520,588	648,450	92,727
Short-term investments	1,612,619	530,668	75,885
Accounts receivable, net	716,206	1,260,464	180,244
Current contract assets	619,436	806,916	115,387
Amount due from related parties	257	209	30
Prepaid expense and other assets	182,641	251,084	35,905
Total current assets	4,638,070	3,980,794	569,247
Non-current assets
Non-current contract assets	153,749	295,516	42,258
Property, equipment and software, net	240,024	255,698	36,564
Intangible assets, net	153,011	177,140	25,331
Long-term investments	1,114,160	2,284,102	326,622
Right of use assets, net	46,872	23,955	3,426
Deferred tax assets	27,028	2,870	410
Goodwill	80,751	80,751	11,547
Total non-current assets	1,815,595	3,120,032	446,158
Total assets	6,453,665	7,100,826	1,015,405

Liabilities, Mezzanine Equity and Shareholders' Equity
Current liabilities
Amount due to related parties	10,616	9,324	1,333
Insurance premium payables	537,344	684,800	97,925
Accrued expenses and other current liabilities	704,035	1,140,448	163,082
Short-term loans	198,373	47,000	6,721
Current lease liabilities	34,573	10,888	1,557
Total current liabilities	1,484,941	1,892,460	270,618
Non-current liabilities
Non-current lease liabilities	10,971	12,640	1,807
Deferred tax liabilities	84,185	43,798	6,263
Total non-current liabilities	95,156	56,438	8,070
Total liabilities	1,580,097	1,948,898	278,688

Mezzanine equity
Redeemable non-controlling interests	76,133	-	-

Shareholders' equity
Class A ordinary shares	112	116	17
Class B ordinary shares	27	27	4
Treasury stock	(15)	(16)	(2)
Additional paid-in capital	6,832,214	6,733,696	962,906
Accumulated other comprehensive income	159,550	43,622	6,238
Accumulated deficit	(2,194,453)	(1,625,517)	(232,446)
Total shareholders' equity	4,797,435	5,151,928	736,717
Total liabilities, mezzanine equity and shareholders' equity	6,453,665	7,100,826	1,015,405

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	686,824	974,860	1,411,248	201,806	2,771,821	3,977,761	568,812
Operating costs and expenses(i)
Operating costs	(323,836)	(475,114)	(677,337)	(96,858)	(1,314,740)	(1,943,162)	(277,868)
Sales and marketing expenses	(182,038)	(242,962)	(506,786)	(72,469)	(694,769)	(1,120,929)	(160,291)
General and administrative expenses	(73,725)	(84,692)	(77,094)	(11,024)	(367,652)	(310,129)	(44,348)
Research and development expenses	(54,265)	(58,327)	(66,167)	(9,462)	(216,502)	(232,683)	(33,273)
Total operating costs and expenses	(633,864)	(861,095)	(1,327,384)	(189,813)	(2,593,663)	(3,606,903)	(515,780)
Operating profit	52,960	113,765	83,864	11,993	178,158	370,858	53,032
Other income
Interest income	35,802	37,537	34,812	4,978	149,121	135,697	19,404
Foreign currency exchange (loss)/gain	(963)	(388)	111	16	8,016	276	39
Others, net	5,604	17,182	1,615	231	25,295	36,618	5,236
Profit before income tax	93,403	168,096	120,402	17,218	360,590	543,449	77,711
Income tax (expense)/ benefit	(1,936)	(9,630)	41,714	5,965	(9,707)	21,608	3,090
Net profit	91,467	158,466	162,116	23,183	350,883	565,057	80,801
Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	(8,148)	-	-	-	(16,627)	(3,879)	(555)
Net profit attributable to ordinary shareholders	99,615	158,466	162,116	23,183	367,510	568,936	81,356
Other comprehensive income:
Foreign currency translation adjustment, net of tax	89,187	(15,103)	(44,224)	(6,324)	44,773	(106,666)	(15,253)
Unrealized (loss)/gain on available for sale investments, net of tax	(29,330)	9,427	(17,530)	(2,507)	(29,330)	(9,262)	(1,324)
Total comprehensive income	151,324	152,790	100,362	14,352	366,326	449,129	64,224
Total comprehensive loss attributable to mezzanine equity classified as non-controlling interests shareholders	(8,148)	-	-	-	(16,627)	(3,879)	(555)
Total comprehensive income attributable to ordinary shareholders	159,472	152,790	100,362	14,352	382,953	453,008	64,779
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,620,987,566	3,619,786,490	3,612,924,848	3,612,924,848	3,650,504,339	3,615,328,154	3,615,328,154
Diluted	3,699,552,300	3,724,685,425	3,706,306,921	3,706,306,921	3,719,776,955	3,713,518,076	3,713,518,076
Net profit per share attributable to ordinary shareholders
Basic	0.03	0.04	0.04	0.01	0.10	0.16	0.02
Diluted	0.03	0.04	0.04	0.01	0.10	0.15	0.02

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(1,692)	(1,314)	(1,134)	(162)	(6,825)	(6,296)	(900)
General and administrative expenses	(17,336)	(6,940)	(6,531)	(934)	(69,245)	(40,897)	(5,848)
Research and development expenses	(2,656)	(563)	(516)	(74)	(10,802)	(4,574)	(654)
Total	(21,684)	(8,817)	(8,181)	(1,170)	(86,872)	(51,767)	(7,402)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to the Company's ordinary shareholders	99,615	158,466	162,116	23,183	367,510	568,936	81,356
Add:
Share-based compensation expense attributable to the Company's ordinary shareholders	21,502	8,817	8,181	1,170	86,449	50,892	7,277
Foreign currency exchange loss/(gain)	963	388	(111)	(16)	(8,016)	(276)	(39)
Impact of terminating the mutual aid plan (ii)	(14,985)	-	-	-	(14,985)	-	-
Impairment of intangible assets acquired from business combination	-	-	-	-	12,336	-	-
Tax effects on non-GAAP adjustments	-	-	-	-	(3,084)	-	-
Adjusted net profit attributable to the Company's ordinary shareholders	107,095	167,671	170,186	24,337	440,210	619,552	88,594

(ii)	This represents the reversal of the difference between estimated cost of medical expense coverage and actual payment.